

April 28, 2025

William Rice
Chief Executive Officer
Aptose Biosciences Inc.
12770 High Bluff Drive, Unit 120
San Diego, CA 92130

> **Re: Aptose Biosciences Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 23, 2025**
> **File No. 001-32001**

Dear William Rice:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel M. Miller, Esq.